UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
UTStarcom Holdings Corp.
(Name of Issuer)

Ordinary Shares, par value $0.00375 per share
(Title of Class of Securities)

918076100
(CUSIP Number)

Qian Huifang
Director
Tonghao (Cayman) Limited
c/o Tongding Group Co., Ltd.
Room 613, Floor 6, Building 1, No.185, Aona Road,
No.8 Xiaoping Road, Zhenze Town, Wujiang,
Suzhou, Jiangsu, People’s Republic of China
86 512 63876788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 918076100	Page 2 of 17 Pages

1		NAME OF REPORTING PERSON Tonghao (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Percentage calculated based on the 35,893,421 ordinary shares, par value $0.00375 per share (“Ordinary Shares”) outstanding reported by UTStarcom Holdings Corp. (the “Issuer”) in Item 6 of its Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 3 of 17 Pages

1		NAME OF REPORTING PERSON Tonghao Information Technology (Shanghai) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC
(1)	Percentage calculated based on the 35,893,421 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on March 31, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 4 of 17 Pages

1		NAME OF REPORTING PERSON Tongding Interconnection Information Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Percentage calculated based on the 35,893,421 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on March 31, 2018.

SCHEDULE 13D
CUSIP No. 918076100	Page 5 of 17 Pages

1		NAME OF REPORTING PERSON TongDing Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Percentage calculated based on the 35,893,421 outstanding Ordinary Shares reported by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on March 31, 2018.

ITEM 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 8, 2017 (the “Original Schedule 13D”) with respect to the Ordinary Shares of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

ITEM 2.	Identity and Background

Sections (a-c) and (f) of Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a-c)(f)          This Amendment is being filed by the following persons:

1.
Tonghao (Cayman) Limited (“Tonghao Cayman”), an exempted company with limited liability organized under the laws of the Cayman Islands, with its registered office at Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands;

2.
Tonghao Information Technology (Shanghai) Co., Ltd. (“Tonghao Shanghai”), a company incorporated under the laws of the People’s Republic of China with its principal office at Floor 1, Building 1, No. 251, Yaohua Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China;

3.
Tongding Interconnection Information Co., Ltd. (“TongDing Interconnection”), a company incorporated under the laws of the People’s Republic of China, with its principal office at No.8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China; and

4.
TongDing Group Co., Ltd. (“TongDing”, and together with Tonghao Cayman, Tonghao Shanghai and Tongding Interconnection, the “New Tonghao Group”), a company incorporated under the laws of the People’s Republic of China, with its principal office at No.8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China.

Tonghao Cayman is a special purpose vehicle that was organized to hold the Ordinary Shares acquired in the transactions described in this Amendment, and is wholly owned by Tonghao Shanghai.  Tonghao Shanghai is a special purpose vehicle created as a holding company for Tonghao Cayman.  Tonghao Shanghai is owned 100% by Tongding Interconnection.  Tongding Interconnection is principally involved in the business of optical preform, fiber and cable, communication cable and communication equipment, and is a controlled subsidiary of Tongding, which owns approximately 37.61% of the shares of Tongding Interconnection. TongDing is principally involved in the business of selling communications equipment and technology.

The name, business address, present principal occupation or employment and the citizenship of each director and executive officer of each member of the New Tonghao Group is set forth in Schedules I through IV hereto and are incorporated herein by reference.

Sections (d-e) of Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(d-e)          During the last five years, no member of the New Tonghao Group and, to the best of each such New Tonghao Group member’s knowledge, none of the directors or executive officers of such New Tonghao Group member listed in Schedules I through IV hereto, have been:  (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

Tonghao Cayman is seeking to enforce its rights under the Dasan Purchase Agreement through arbitration at the Hong Kong International Arbitration Center, pursuant to the terms of the Dasan Purchase Agreement.  Tonghao Cayman is seeking damages, rather than specific performance of the contract, and therefore the outcome of the arbitration will not result in Tonghao Cayman or the New Tonghao Group owning additional Ordinary Shares.  Following briefing by the parties, a hearing was held in Hong Kong on December 18 and 19, 2018.  The arbitrators have requested supplemental briefing by the parties, to be submitted by January 18, 2019.

Pursuant to a purchase and sale agreement dated November 30, 2018 (the “Tongding Purchase Agreement”), Tongding Interconnection agreed to indirectly acquire the interests in the Ordinary Shares held by Tonghao Cayman of each of TongDing, Hangzhou Xingqiong Investment LLP, a limited partnership organized under the laws of the People’s Republic of China (“Xingqiong”), and Shanghai Yujing Investment Center (Limited Partnership), a limited partnership organized under the laws of the People’s Republic of China (“Yujing”), through the purchase of all of the interests of Tonghao Shanghai (the “Interests”), Tonghao Cayman’s sole owner.  The transactions contemplated by the Tongding Purchase Agreement were consummated on January 14, 2019, following receipt of regulatory clearance from the government of the People’s Republic of China.  The aggregate purchase price was Renminbi (“RMB”) 109,305,000 (equivalent, in U.S. Dollars, to approximately $15,905,850 based on published exchange rates), of which TongDing received 40%, Xingqiong received 30% and Yujing received 30%, reflecting their respective ownership shares in Tonghao Shanghai.  Tongding Interconnection obtained the funds to purchase the Interests from its working capital.

The foregoing summary of the Tongding Purchase Agreement is not a complete description thereof and is qualified in its entirety by the full text of such agreement, which is filed as Exhibit 99.10 hereto and incorporated herein by reference.

ITEM 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The New Tonghao Group purchased the Ordinary Shares beneficially owned by them with a view towards strengthening and promoting strategic and business cooperation between Tongding Interconnection and the Issuer.  The New Tonghao Group will review its investment in the Issuer on a continuing basis and, depending on general market and economic conditions, the performance and prospects of the Issuer, other investment opportunities available to the members of the New Tonghao Group, the market price of the Ordinary Shares and other investment considerations, factors and future developments, the New Tonghao Group may at any time and from time to time (subject to applicable law) hold, vote, acquire or dispose of or otherwise deal with securities (through open market purchases, private agreements with the Issuer or other parties, or otherwise, as applicable), or suggest or take a position with respect to the management, operations or capital structure, of the Issuer.

The New Tonghao Group, as a significant and active shareholder holding approximately 9.9% of the Issuer’s outstanding Ordinary Shares and with the intention of strengthening and promoting strategic and business cooperation between Tongding Interconnection and the Issuer, has engaged, and intends to continue to engage, in communications with the Issuer’s directors, management and other stockholders regarding potential areas for future cooperation with the goal of improving the Issuer’s business and financial performance.  Such discussions could include, but would not be limited to, the business, operations, investment strategy and portfolio, including with respect to industrial integration, financial condition, corporate governance, management, and future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same, as well as any other matters which the New Tonghao Group believes could be relevant to preserving and increasing the value of its investment in the Issuer’s Ordinary Shares and efforts to increase shareholder value generally.

Tongding Interconnection, a member of the New Tonghao Group, and the Issuer entered into a strategic cooperation agreement, dated as of September 11, 2018, pursuant to which the parties will consider and cooperate on acquisitions or business combinations by the Issuer, expansion of the Issuer’s sales and marketing efforts to existing and potential customers, and expansion of the Issuer’s product lines, in attractive markets where the Issuer does not currently have extensive operations or sales.  However, the New Tonghao Group cannot predict whether any of the foregoing activities will ultimately result in plans or proposals that would be presented to the Issuer or its board or shareholders.  Except as described herein, the New Tonghao Group does not have any plans or proposals which relate to, or could result in, any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

The New Tonghao Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraphs.

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Ordinary Shares (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the New Tonghao Group members is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the New Tonghao Group members, and such information is incorporated herein by reference.  The percentages reported herein are calculated based on the 35,893,421 Ordinary Shares reported outstanding by the Issuer in Item 6 of its Annual Report on Form 20-F filed with the SEC on March 31, 2018.

Tonghao Cayman is the direct beneficial owner of 3,500,000 Ordinary Shares.

Tonghao Shanghai, through its ownership of Tonghao Cayman, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

Tongding Interconnection, through its ownership of Tonghao Shanghai, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

TongDing, through its control of Tongding Interconnection, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by Tonghao Cayman.

The numbers of Ordinary Shares as to which each of the New Tonghao Group members has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the New Tonghao Group members, and such information is incorporated herein by reference.

(c) Except as described in Item 3 and Item 4, none of the New Tonghao Group members have engaged in any transactions in the Ordinary Shares during the sixty days prior to the obligation to file this Amendment.  To the knowledge of the New Tonghao Group, there have been no transactions by any director or executive officer of any of the New Tonghao Group members listed in Schedules I through IV hereto in the Ordinary Shares during the past sixty days.

(d) To the best knowledge of the New Tonghao Group, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Ordinary Shares held by the New Tonghao Group other than each of the New Tonghao Group members.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by replacing the penultimate paragraph thereof with the following:

The consummation of the transactions contemplated by the Tongding Purchase Agreement resulted in the termination of the Shareholders’ Agreement, the Supplementary Agreement and the Joint Filing Agreement.

Following consummation of the transactions contemplated by the Tongding Purchase Agreement, the New Tonghao Group members entered into a Joint Filing Agreement on January 16, 2019 (the “New Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  A copy of the New Joint Filing Agreement is attached hereto as Exhibit 99.11.  Information with respect to each of the New Tonghao Group members is given solely by such New Tonghao Group member, and no New Tonghao Group member assumes responsibility for the accuracy or completeness of the information concerning the other New Tonghao Group members except as otherwise provided in Rule 13d-1(k).

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the members of the New Tonghao Group or, to the best of their knowledge, any of the persons named in Schedules I-IV hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7	Material to be Filed as Exhibits

Exhibit No.  Description

99.1
Joint Filing Agreement, dated as of December 8, 2017, by and among the Tonghao Group members, as required by Rule 13d-1 (k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.2
Purchase and Sale Agreement, dated as of October 30, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Dasan Networks, Inc. (incorporated by reference to Exhibit 99.2 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.3
Purchase and Sale Agreement, dated as of October 30, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Min Woo Nam (incorporated by reference to Exhibit 99.3 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.4
Purchase and Sale Agreement, dated as of November 1, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Invex Casa de Bolsa S.A. de C.V., Invex Grupo Financiero (incorporated by reference to Exhibit 99.4 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.5
Shareholders’ Agreement, dated as of October 24, 2017, by and among TongDing Group Co., Ltd., Hangzhou Xingqiong Investment LLP and Shanghai Yujing Investment Center (Limited Partnership) (incorporated by reference to Exhibit 99.5 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.6
Supplementary Agreement to Shareholders’ Agreement, dated as of November 1, 2017, by and among TongDing Group Co., Ltd., Hangzhou Xingqiong Investment LLP and Shanghai Yujing Investment Center (Limited Partnership) (incorporated by reference to Exhibit 99.6 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.7
Dasan Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited (incorporated by reference to Exhibit 99.7 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.8
NAM Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited (incorporated by reference to Exhibit 99.8 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.9
Invex Assignment and Assumption Agreement, dated as of November 14, 2017, between Tonghao Information Technology (Shanghai) Co., Ltd. and Tonghao (Cayman) Limited (incorporated by reference to Exhibit 99.9 to Tonghao (Cayman) Limited’s Schedule 13-D filed on December 8, 2017)

99.10
Share Purchase Agreement, dated as of November 30, 2018, by and among Tongding Interconnection Information Co., Ltd., TongDing Group Co., Ltd., Hangzhou Xingqiong Investment LLP, Shanghai Yujing Investment Center (Limited Partnership) and Tonghao Information Technology (Shanghai) Co., Ltd.*

99.11	Joint Filing Agreement, dated as of January 16, 2019, by and among the New Tonghao Group Member, as required by Rule 13d-1 (k)(1) under the Securities Exchange Act of 1934, as amended*

*Filed herewith.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  January 16, 2019
TONGHAO (CAYMAN) LIMITED

By:	/s/ Qian Huifang
Name:	Qian Huifang
Title:	Director

TONGHAO INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.

By:	/s/ Qian Huifang
Name:	Qian Huifang
Title:	Director

TONGDING GROUP CO., LTD.

By:	/s/ Shen Xiaoping
Name:	Shen Xiaoping
Title:	Legal Representative

TONGDING INTERCONNECTION INFORMATION CO., LTD.

By:	/s/ Yan Yongqing
Name:	Yan Yongqing
Title:	Chairman & CEO

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
Tonghao (Cayman) Limited

The following table sets forth certain information with respect to the directors and executive officers of Tonghao (Cayman) Limited.  The business address of each director and executive officer of Tonghao (Cayman) Limited is the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Name	Present Principal Occupation or Employment	Citizenship
Qian Huifang	Sole Director	People’s Republic of China

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
Tonghao Information Technology (Shanghai) Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Tonghao Information Technology (Shanghai) Co., Ltd.  The business address of each director and executive officer of Tonghao Information Technology (Shanghai) Co., Ltd. is Floor 1, Building 1, No. 251, Yaohua Road, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Qian Huifang	Executive Director	People’s Republic of China

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
TongDingGroup Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers ofTongDing Group Co., Ltd.  The business address of each director and executive officer ofTongDing Group Co., Ltd. is No.8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Shen Xiaoping	Director	People’s Republic of China
Qian Huifang	Officer	People’s Republic of China

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
Tongding Interconnection Information Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Tongding Interconnection Information Co., Ltd.

Name	Present Principal Occupation or Employment	Citizenship	Business Address
Shen Xiaoping	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Qian Huifang	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Yan Yongqing	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Huang Jian	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Chen Haibin	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Wang Bo	Director	People’s Republic of China	No. 8 Xiaoping Road, Badu Economic Development Zone, Wujiang District, Suzhou City, Jiangsu Province, People’s Republic of China
Lin Jintong	Independent director	People’s Republic of China	Room 603, 21 Jiaoda East Road, Haidian District, Beijing, People’s Republic of China
Tang Zhengguo	Independent director	People’s Republic of China	Room 401, No. 2, Lane 850, Siping Road, Hongkou District, Shanghai, People’s Republic of China
Wang Zebin	Independent director	People’s Republic of China	No. 47-1, Bishuiwan Garden, No. 196 South Yingchun Road, Wuzhong District, Suzhou City, People’s Republic of China